Mail Stop 7010


						January 27, 2006

via U.S. mail and Facsimile

Tom Djokovich
Chief Executive Officer
XSUNX, Inc.
65 Enterprise
Aliso Viejo, California 93117

	Re:	XSUNX, Inc.
Form SB-2 filed January 11, 2006
File No. 333-130972

Dear Mr. Djokovich:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed January 11, 2006

Prospectus Cover

1. Please present the information in the second paragraph in bullet format instead of in an imbedded list.




Prospectus Summary
Recent Financing Transactions
12% Secured Convertible Debentures, page 1

2. We note you were required to begin making monthly principal and interest payments on the debentures as of 120 days after the issuance of the debentures. Please disclose the amount of principal and interest you have paid as of the most recent date practicable.

10% Secured Convertible Debentures, page 2

3. Revise to disclose the date when the second installment of $2,000,000 was paid.

4. Disclose the circumstances under which you would allow the debenture holder to convert more than $350,000 of principal amount of debentures in a 30 day period, or revise to provide a cross-reference to such a discussion.

This Offering, page 3
Use of Proceeds, page 3

5. Revise this section to indicate that the company will receive proceeds if a cash exercise of the warrants is chosen.

Risk Factors, page4
We may need to raise additional capital..., page 4

6. Revise this risk factor to update the amount of funding you have received from Cornell as of the most recent date practicable. In addition, please make your disclosure in this risk factor consistent with your disclosure in the first paragraph of the section "10% Secured Convertible Debentures" as to the timing of payments made or to be made pursuant to the securities purchase agreement. Your disclosure in these two sections should also be consistent with your discussion of the debentures in the "Liquidity and Capital Resources" section.

Plan of Distribution, page 31

7. Your statement on page 32 that "Cornell Capital Partners LP is an
`underwriter`...with respect to the sale of the shares of common stock issuable under the Standby Equity Distribution Agreement" is confusing given that you are registering shares underlying convertible debentures issuable pursuant to a Securities Purchase Agreement. Please revise accordingly. In this regard, you should also revise your disclosure relating to fees to be paid upon an advance under the equity line and the discount applicable to the purchase of such shares. We also note the final paragraph of this section discussing the 9.9% cap on the amount of common stock Cornell may hold.

Index to XsunX Financial Statements, page F-1

8. We note that the company amended its Form 10-KSB on January 18, 2006 and that the amendment was filed after the filing of this registration statement on Form SB-2. Please confirm that the financial statements included in the Form SB-2 are consistent with the amended information in the Form 10-KSB/A or revise the financial statements accordingly.

Item 27.  Exhibits, page II-3

9. Your letter addressed to us as of January 11, 2006 states that the registration statement no longer contains any shares issuable upon puts under an equity line because the parties terminated the standby equity distribution agreement. This information is also disclosed in a Form 8-K filed December 12, 2005. In light of this information, it is unclear why the standby equity distribution agreement and related documents are filed as exhibits to the registration statement. Please advise or revise.

Item 28.  Undertakings, page II-4

10. Revise to include the undertaking required by Item 512(e) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.

	Sincerely,




	Jennifer Hardy
	Branch Chief


cc: 	Gregory Sichenzia, Esq.
	Louis Brilleman, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Mr. Tom Djokovich
XSUNX, Inc.
January 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE